

MOL HUNGARIAN OIL AND GAS PLC.

Finance

03 AUG 13 AM 7:21

30th July, 2003



03029278

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

dlw 8/15

Enclosure



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

30 July, 2003

MOL expands its retail network in Romania

MOL Hungarian Oil and Gas Company hereby announces that its fully owned subsidiary, MOL Romania S.r.l., has signed an agreement to acquire 23 filling stations in Romania from Shell Romania S.r.l., thereby strengthening considerably its competitiveness on the Romanian retail market and increasing its network by almost 50% in one step. The new filling stations are geographically highly compatible with MOL's existing Romanian network and will improve the potential of MOL's fuel card business. The transaction is in line with MOL's stated strategy to increase refineries' captive markets through retail network expansion in the region.

Through this transaction the number of MOL's filling stations in Romania will increase from 50 to 73, thereby becoming the second largest multinational retail operator in the country. MOL's target is to achieve nationwide coverage and market share above 10% in Romania in the medium-term.

The closing of the transaction is subject to the approval of the Romanian antimonopoly authority and other customary conditions precedent, and is expected to take place in the second half of 2003.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924